SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	September	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated September 24, 2007

DOCUMENT 1

For Immediate Release
September 24, 2007
RM: 16 - 07

Crystallex updates Resource and Reserve estimates for
the Las Cristinas deposit

TORONTO, ONTARIO, September 24, 2007 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today that Mine Development Associates, (“MDA”) of Reno, Nevada has updated the reserve and resource estimates and mine plan for the Las Cristinas gold deposit located in Bolivar State, Venezuela.  The updated resource and reserve estimate incorporates results from the gold mineralized zones intersected in the 13,566m drill program conducted from November 2006 through to February 2007, reported in press releases dated May 1, 2007, and June 22, 2007.  SNC Lavalin Engineers and Constructors (“SNCL”) has completed an update of estimated operating costs, which have been applied in the estimation of the reserve at Las Cristinas.  The reserve is based on a gold price of $550 per ounce.  (All dollar figures shown in this press release are in US Dollars unless otherwise indicated).

Highlights of the resource and reserve updates are summarized below:

Resources:

•
Measured and Indicated Resources are estimated at 20.76 million ounces (629 million tonnes with an average gold grade of 1.03g/t, which comprises 146 million tonnes at a gold grade of 1.14g/t (5.38 million ounces) in Measured Resources and 483 million tonnes at a grade of 0.99g/t (15.38 million ounces) in Indicated Resources).  This represents a gain of 3.1 million ounces, or 18%, over the August 2005 Measured and Indicated Resource estimate of 17.66 million ounces of gold (501 million tonnes grading 1.10g/t gold comprising 66 million tonnes at a grade of 1.21g/t containing 2.57 million ounces in Measured Resources and 435 million tonnes at a grade of 1.08g/t for 15.09 million ounces in Indicated Resources).

•	The average grade of Measured and Indicated Resources decreased 6% from 1.10g/t to 1.03 g/t due to the inclusion of slightly lower grade mineralization in the current resource estimate.

•
The Inferred Resource estimate, which does not contribute towards Proven and Probable Reserves, increased to 6.28 million ounces (230 million tonnes at an average gold grade of 0.85g/t) from 4.54 million ounces (163 million tonnes at an average grade of 0.87g/t gold).  This represents an increase of 1.74 million ounces, or 38%, in the Inferred Resource.

Reserves:

•
Proven and Probable Reserves are estimated at 16.86 million ounces of gold (464 million tonnes grading 1.13g/t).  The updated reserve estimate comprises 113 million tonnes at a gold grade of 1.24g/t (4.48 million ounces) in Proven Reserves and 351 million tonnes at a grade of 1.10g/t (12.38 million ounces) in Probable Reserves.  This represents an increase of 2.85 million ounces or 20% from the Proven and Probable Reserve of 14.01 million ounces (278 million tonnes grading 1.15g/t gold at a gold price of $450 per ounce) reported in February, 2007.

•	There is a negligible change in average gold grade between the previous 14.0 million ounce reserve (1.15g/t) and the current, updated reserve which has a grade of 1.13g/t gold.

•	The strip ratio of the updated reserve increased to 1.38:1 from 1:1 in the 14.0 million ounce reserve resulting from the need to remove a greater proportion of overburden in order to reach deeper ore.

•
The updated reserve is contained in a single open pit that is approximately 3.1km long, over 1.2km wide at its widest point, with a maximum depth of approximately 500m below surface.  Mineralization is open at depth.

Three factors had significant impact on the updated reserve estimate for Las Cristinas:

•
The grade and width of gold mineralized zones intersected in the 13,566m, 46-hole, drill program undertaken between November 2006 and February 2007 that defined extensions of the mineralized zones to greater depth and also along strike.  This drilling resulted in an increase in reserves of approximately 5.3 million ounces.

•
The gold price: current reserves are estimated at a gold price of $550 per ounce, whereas the February 2007 reserve was calculated at a gold price of $450 per ounce, (based on a pit designed at $350 per ounce). The effect of this was to increase the reserves by 3.4 million ounces.

•
Operating costs: estimates for operating costs increased from $7.66 to $9.81/tonne of ore.  This 28% increase is due to global increases in the costs of cyanide, steel, tyres, crusher and mill-related materials such as liners, as well as drill steel and blasting agents, and from higher labour rates. Operating cost estimates were not significantly affected by energy costs, a reflection of Venezuela's extremely low, stable prices for fuel and electricity.  Royalties due to the State are revenue-based and increase with the increased gold price used in the updated reserve estimate.  The increase in the operating costs accounted for a reduction in reserves of approximately 5.9 million ounces.

Dr. Richard Spencer, Crystallex’s VP Exploration, commented, “It is gratifying that a relatively small amount of exploration drilling - about 13,500 metres in the 2006-2007 program - resulted in a 3.1 million ounce increase in Measured and Indicated Resources and a 1.7 million ounce increase in Inferred Resources at Las Cristinas.  The efficiency of the exploration drilling underscores the consistency of grade and predictability of the location of the ore zones of this truly world-class gold deposit.”  He added, “The updated Proven and Probable Reserve of 16.9 million ounces is attributed to an increase of approximately 5.3 million ounces from exploration drilling, an increase of 3.4 million ounces as a result of the higher gold price used for the calculation, and a reduction of 5.9 million ounces due to higher estimated operating costs”.

Gordon Thompson, President and CEO of Crystallex commented, “I am pleased that we have been able to again demonstrate the growth potential of the Las Cristinas deposit, despite the inflation in estimated operating costs, which is in line with increases recently reported across the board by the gold mining industry.  With our mill shells fabricated and ready to be shipped to site, we are well placed to move ahead with construction as soon as the Ministry of the Environment (“MinAmb”) issues the permit for the development of the Las Cristinas deposit.  Our mining fleet has been purchased and is on docksides, principally in Houston and Antwerp, ready to be shipped to site.  A key component in the successful construction and operation of a project of this magnitude is the people: the operations side of the company has been bolstered by the arrival of Bill Faust as Senior Vice President and COO.  Bill has moved forward quickly in evaluating the team and has been successful in attracting key people to augment the group”.

Mr. Thompson also commented on the environmental permitting and ongoing projects at Las Cristinas stating, “Crystallex paid the property taxes and posted the bond required by MinAmb in June, 2007.  We have been assured that this is the last step in the permitting process and we keenly await issuance of the permit so that

Crystallex can commence this project for the benefit of all parties.  Construction of a sewage treatment plant to serve local communities has already commenced and a contractor has been selected for the construction of a medical clinic in the town of Las Claritas located 5km from site.  We look forward to continuing to work with the community in constructing the Las Cristinas mine”.

Las Cristinas Resources

The resource estimate was completed using the same procedures as were used to define the 2003, 2004 and 2005 resource estimates for Las Cristinas with minor adjustments in estimation parameters.  Due to an increase in confidence in the understanding of the geology and controls on mineralization in the deposit, the relative amount of Measured Resources has increased.  In 2005, the Measured Resource represented 15% of the Measured and Indicated Resource while in 2007, Measured Resources represented 26% of the Measured and Indicated Resource. For explanations of methodologies and resource descriptions and discussions, which remain valid for this estimate, refer to the Technical Report filed on August 31th, 2005 on SEDAR.

LAS CRISTINAS RESOURCES
Deposit	Measured			Indicated			Measured and Indicated
	Tonnes (millions)	Gold grade g/t	Ounces (millions)	Tonnes (millions)	Gold grade g/t	Ounces (millions)	Tonnes (millions)	Gold grade g/t	Ounces (millions)
Conductora	135.221	1.14	4.969	428.293	1.01	13.853	563.514	1.04	18.822
Mesones-Sofia	9.361	1.21	0.365	32.248	0.92	0.953	41.609	0.99	1.318
Morrocoy	1.559	0.90	0.045	22.702	0.79	0.576	24.260	0.80	0.621
Total	146.141	1.14	5.380	483.242	0.99	15.381	629.383	1.03	20.761
(Note: Inconsistencies between ounces, tonnes and grade are due to rounding).

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition to the Measured and Indicated Resources detailed above, an Inferred Resource of 6.276 million ounces (230.0 million tonnes at a grade of 0.85g/t gold) has been calculated for Las Cristinas.  The Inferred Resources include the Cordova area as well as Conductora, Mesones-Sofia and Morrocoy.

Las Cristinas Reserves

The Las Cristinas Reserves were developed from Measured and Indicated Resources by establishing the ultimate economic pit limits using pit optimization software and designing a pit using this shell as a template. The economic calculations were based on a gold price of US$550 per ounce and variable cutoff grades of between 0.40 and 0.90g/t, depending upon material type.  The reserves are contained in three areas known as Conductora, Mesones–Sofia and Morrocoy.

In-pit reserves are estimated as follows:

LAS CRISTINAS RESERVES
Deposit	Category	Tonnes (million)	Grade (Au g/t)	Ounces (million)	Strip Ratio

Conductora	Proven	112.761	1.24	4.483	1.38:1
	Probable	317.662	1.10	11.250

Mesones-Sofia	Probable	27.556	1.10	0.971

Morrocoy	Probable	6.383	0.77	0.158

Total	Proven	112.761	1.24	4.483
	Probable	351.601	1.10	12.379

Total	Proven & Probable	464.362	1.13	16.862	1.38:1

The revised reserve and resource estimate was prepared by MDA under the direction of Steven Ristorcelli, P. Geo., Scott Hardy, P. Eng., Thomas Dyer, P.E., all independent qualified persons for the purposes of National Instrument 43-101, with geological and sampling input from Dr. Richard Spencer, P. Geo., Crystallex’s Vice President Exploration, who is a qualified person for the purposes of National Instrument 43-101. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling are reasonably assumed, but not verified.

Drilling was undertaken by Majortec of Moncton, New Brunswick. The program was managed by Mr. Gustavo Rodriguez, M.Sc., Chief Geologist - Las Cristinas, under the direction of Dr. Richard Spencer, P.Geo., Crystallex’s VP Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Quality Assurance and Quality Control (QAQC) procedures were managed by an external consultant, Mr. Trevor Nicholson, B.Sc. Chem., of Nicholson Analytical Consulting (NAC) of Comox, British Columbia, who is an Assay Chemist by training.  NAC reviewed the proposed QAQC procedures prior to drill start-up and subsequently audited field procedures.  Mr. Nicholson was on site for about 40% of the duration of the program.  Mr. Steven Ristorcelli, of MDA, undertook an on-site review of logging, sampling and QAQC procedures during the drill program.

Assays were conducted on ½ NQ core sampled at continuous one-metre intervals. Certified standards were inserted at an average of one per 20 samples, field blanks at one per 30 samples, while both ten mesh and quarter-core duplicates were inserted at intervals of approximately 50 samples.  Duplicates of pulps and 10-mesh material were taken at intervals of approximately 1 in 50 samples for assay by a second, independent laboratory.  The core samples were prepared by Societe Generale de Surveillance (“SGS”) at their facility in El Dorado, Venezuela and analysis of the samples was done by SGS in Lima, Peru.  Assay results were reported to NAC who communicated directly with personnel at SGS in Lima regarding assays that initially failed QAQC.  Once the reassay results had met the QAQC requirements, NAC forwarded the QAQC-compliant data to MDA and Crystallex for incorporation into their respective databases.  The independent laboratory used for check assays on pulp and 10-mesh duplicates was ALS-Chemex in Lima, Peru.

Operating costs

Operating cost estimates have increased, attributable in part, to a general worldwide increase in commodity prices and higher labour costs. The average total cash operating costs (including revenue-based royalties) are now estimated at $339 per ounce over the life of the mine and $244 per ounce during the first five years as compared with $221 per ounce for the life of mine and $154 per ounce during the first five years in the August 2005 Development Plan.

Operating costs on a per tonne ore milled basis are presented below:

US$/tonne ore	2003 Feasibility Study	2005 Development Plan	2007 Reserve update
Mining	$2.94	$2.68	$2.97
Processing	$3.38	$4.45	$6.12
G&A	$0.38	$0.53	$0.72
Total	$6.70	$7.66	$9.81

Operating costs are now estimated to be $9.81 per tonne of ore for the life of the project, an increase of $2.15 per tonne, or 28%, since the August 2005 Development Plan. The cost increase is attributable to three key areas, namely mine supplies, consumables and spare parts, mill operating supplies and labour.  The majority of the increase in the mine and mill operating supplies is related to inflation of commodity prices globally. Crystallex also undertook an extensive review of labour rates and manpower levels that resulted in a significant, but realistic, increase in labour rates.

Updated resource and reserve estimates will be incorporated in a technical report that is being prepared by MDA for release late in the fourth quarter of 2007.  An update on estimated capital costs will be provided in that report.

Dr. Richard Spencer, P. Geo., Crystallex’s Vice President Exploration, who is a qualified person for the purposes of National Instrument 43-101, has reviewed and approved this release.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC")) and elsewhere in documents filed from time to time with Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

NOTE TO U.S. SHAREHOLDERS: The terms "proven mineral reserve" and "probable mineral reserve" used in this press release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the SEC's Industry Guide 7.  The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.  While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  For a detailed discussion of mineral resource and mineral reserve estimates and related matters see the Company's technical reports, the Annual Information Form and other reports filed by the Crystallex on www.sedar.com and www.sec.gov. A qualified person has verified the data contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	September 26, 2007	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	Senior Vice President, Corporate
Development